                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C. 20549


                                  Form 11-K


               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934 [FEE REQUIRED]
For the fiscal year ended December 31, 1994

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934 [NO FEE REQUIRED]


For the transition period from _______ to _______

Commission file number 1-3385



                             H. J. HEINZ COMPANY
                            EMPLOYEES RETIREMENT
                              AND SAVINGS PLAN
                               (Title of Plan)



                             H. J. Heinz Company
          (Name of Issuer of securities held pursuant to the Plan)



                   600 Grant Street, Pittsburgh, PA  15219
        (Address of Plan and of principal executive office of Issuer)

Financial Statements and Exhibits

The following Plan financial statements, schedules and reports are attached hereto:

1. Independent Accountants' Report dated June 22, 1995 of Coopers & Lybrand L.L.P. for the Plan financial statements

2.  Statements of Net Assets Available for Plan Benefits as of
    December 31, 1994 and 1993

3. Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1994 and 1993

4.  Notes to Financial Statements

5.  Supplemental Schedule of Assets Held for Investment
    Purposes as of December 31, 1994

6. Supplemental Schedule of Reportable Transactions for the Year Ended December 31, 1994

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand L.L.P. dated June 22, 1995 is filed herein.

                                  SIGNATURE



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Board has duly caused this Form 11-K Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania.


                                                 H. J. HEINZ COMPANY EMPLOYEES
                                                   RETIREMENT AND SAVINGS PLAN
                                                                (Name of Plan)


                                        EMPLOYEE BENEFITS ADMINISTRATION BOARD


                                     By: ......../s/ GEORGE C. GREER..........
                                                 George C. Greer, Chairman


June 22, 1995

                        INDEPENDENT ACCOUNTANTS' REPORT



H. J. HEINZ COMPANY EMPLOYEE
  BENEFITS ADMINISTRATION BOARD:

   We have audited the accompanying statements of net assets available for plan benefits of the H. J. Heinz Company Employees Retirement and Savings Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Employee Benefits Administration Board of the H.
J. Heinz Company. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the H. J. Heinz Company Employees Retirement and Savings Plan as of December 31, 1994 and 1993 and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

   As discussed in note 10 to the financial statements, the H. J. Heinz Company Employees Retirement and Savings Plan changed its method of accounting for payments due to participants in 1993, in accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans".

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and the supplemental schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for the purpose of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                 /s/  COOPERS & LYBRAND L.L.P.


Pittsburgh, Pennsylvania
June 22, 1995

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            as of December 31, 1994

                                    H. J. Heinz Co.  GIC Group    Magellan   Retirement Gov't. Retirement  Equity-Income   Puritan
                                      Stock Fund     Trust Fund     Fund       Money Market    Growth Fund      Fund         Fund
                                   ---------------- ----------- ----------- ------------------ ----------- ------------- -----------
Assets:

  Investment in Master Trust
    (Note 8)                           $136,262,245  $8,193,285 $25,925,307        $13,112,198 $11,888,920    $7,728,438 $15,766,240
  Investment                                      -           -           -                  -           -             -           -

  Investment income receivable:
    Dividends                             1,325,323           -           -                  -           -             -           -
    Interest and other                        6,743      42,283           -             60,454           -             -           -
                                   ---------------- ----------- ----------- ------------------ ----------- ------------- -----------
      Total investment income
        receivable                        1,332,066      42,283           -             60,454           -             -           -
                                   ---------------- ----------- ----------- ------------------ ----------- ------------- -----------
  Contributions receivable:
    Employee                                368,788      26,136     163,019            494,733      69,568        42,527      84,490
    Employer                                      -      39,170     247,588            250,618     127,192        76,914     169,336
                                   ---------------- ----------- ----------- ------------------ ----------- ------------- -----------
      Total contributions
        receivable                          368,788      65,306     410,607            745,351     196,760       119,441     253,826
                                   ---------------- ----------- ----------- ------------------ ----------- ------------- -----------
  Participant loan repayments                 2,551         377         949                593         546           548         660
                                   ---------------- ----------- ----------- ------------------ ----------- ------------- -----------
      Total Assets                    $137,965,650   $8,301,251 $26,336,863        $13,918,596 $12,086,226    $7,848,427 $16,020,726
                                   ---------------- ----------- ----------- ------------------ ----------- ------------- -----------
Liabilities:
  Notes payable to H. J. Heinz
    Company                                       -           -           -                  -           -             -           -
  Accrued interest due on note
    payable                                       -           -           -                  -           -             -           -
  Accrued administrative expenses            87,735       5,223      16,531              8,361       7,581         4,828      10,053
                                   ---------------- ----------- ----------- ------------------ ----------- ------------- -----------
      Total Liabilities                     $87,735      $5,223     $16,531             $8,361      $7,581        $4,828     $10,053
                                   ---------------- ----------- ----------- ------------------ ----------- ------------- -----------
Net Assets Available for
  Plan Benefits                        $137,877,915  $8,296,028 $26,320,332        $13,910,235 $12,078,645    $7,843,599 $16,010,673
                                   ================ =========== =========== ================== =========== ============= ===========

                                    Intermediate   Asset Manager    Asset Mgr    Asset Manager    Overseas    Participants'
                                      Bond Fund     Growth Fund    Income Fund       Fund           Fund          Loans
                                    ------------   -------------   -----------   -------------   ----------   -------------
Assets:

  Investment in Master Trust
    (Note 8)                          $5,821,506      $1,282,079       $92,344      $1,380,270   $4,416,904        $      -
  Investment                                   -               -             -               -            -         298,565

  Investment income receivable:
    Dividends                                  -               -             -               -            -               -
    Interest and other                    32,679               -             -               -            -               -
                                    ------------   -------------   -----------   -------------   ----------   -------------
      Total investment income
        receivable                        32,679               -             -               -            -               -
                                    ------------   -------------   -----------   -------------   ----------   -------------
  Contributions receivable:
    Employee                              25,764          14,652         1,080           6,471       37,452               _
    Employer                              65,019          11,387         1,315           8,760       23,315               _
                                    ------------   -------------   -----------   -------------   ----------   -------------
      Total contributions
        receivable                        90,783          26,039         2,395          15,231       60,767               _
                                    ------------   -------------   -----------   -------------   ----------   -------------
  Participant loan repayments                396             105             _              82          282          (7,089)
                                    ------------   -------------   -----------   -------------   ----------   -------------
      Total Assets                    $5,945,364      $1,308,223       $94,739      $1,395,583   $4,477,953        $291,476
                                    ------------   -------------   -----------   -------------   ----------   -------------
Liabilities:
  Notes payable to H. J. Heinz
    Company                                    -               -             -               -            -               -
  Accrued interest due on note
    payable                                    -               -             -               -            -               -
  Accrued administrative expenses          3,712             817            59             880        2,816               _
                                    ------------   -------------   -----------   -------------   ----------   -------------
      Total Liabilities                   $3,712            $817           $59            $880       $2,816              $_
                                    ------------   -------------   -----------   -------------   ----------   -------------
Net Assets Available for
  Plan Benefits                       $5,941,652      $1,307,406       $94,680      $1,394,703   $4,475,137        $291,476
                                    ============   =============   ===========   =============   ==========   =============






                                            ESOP
                                            Trust            Total
                                         -----------      ------------
Assets:
  Investment in Master Trust
    (Note 8)                             $         -      $231,869,736
  Investment                              51,996,154        52,294,719

  Investment income receivable:
    Dividends                                577,421         1,902,744
    Interest and other                             _           142,159
                                         -----------      ------------
      Total investment income
        receivable                           577,421         2,044,903
                                         -----------      ------------
  Contributions receivable:
    Employee                                       _         1,334,680
    Employer                                 398,378         1,418,992
                                         -----------      ------------
      Total contributions
        receivable                           398,378         2,753,672
                                         -----------      ------------
  Participant loan repayments                      _                 _
                                         -----------      ------------
      Total Assets                       $52,971,953      $288,963,030
                                         -----------      ------------

Liabilities:
  Notes payable to H. J. Heinz
    Company                               30,733,139        30,733,139
  Accrued interest due on note
    payable                                  121,027           121,027
  Accrued administrative expenses             47,409           196,005
                                         -----------      ------------
      Total Liabilities                  $30,901,575       $31,050,171
                                         -----------      ------------
Net Assets Available for
  Plan Benefits                          $22,070,378      $257,912,859
                                         ===========      ============

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                            as of December 31, 1993

                                             H. J. Heinz Co.    GIC Group       Magellan     Retirement Gov't.      Retirement
                                               Stock Fund       Trust Fund        Fund         Money Market         Growth Fund
                                            -----------------  -------------  ------------- --------------------  ---------------
Assets:

  Investments                                   $137,916,072     $5,592,592    $23,197,149          $8,744,539        $9,161,844

  Investment income receivable:
    Dividends                                      1,263,489              -              -                   -                 -
    Interest and other                                 4,280              -              -                   -                 -
                                            -----------------  -------------  ------------- --------------------  ---------------
      Total investment income receivable           1,267,769              -              -                   -                 -
                                            -----------------  -------------  ------------- --------------------  ---------------

  Contributions receivable:
    Employee                                         420,419         17,974        168,582              42,308            65,710
    Employer                                               -         32,438        258,293             198,066           128,824
                                            -----------------  -------------  ------------- --------------------  ---------------
      Total contributions receivable                 420,419         50,412        426,875             240,374           194,534
                                            -----------------  -------------  ------------- --------------------  ---------------

  Receivable from Clorox plan (note 9)                     -              -              -             286,693           344,189

  Due from broker for securities sold                375,626              -              -                   -                 -

                                            -----------------  -------------  ------------- --------------------  ---------------
      Total Assets                              $139,979,886     $5,643,004    $23,624,024          $9,271,606        $9,700,567
                                            -----------------  -------------  ------------- --------------------  ---------------

Liabilities:

  Notes payable to H. J. Heinz Company          $          -     $        -     $        -          $        -        $        -
  Accrued interest due on note payable                     -              -              -                   -                 -
  Accrued administrative expenses                    130,180          5,279         21,896               8,254             8,648

                                            -----------------  -------------  ------------- --------------------  ---------------
      Total Liabilities                             $130,180         $5,279        $21,896              $8,254            $8,648
                                            -----------------  -------------  ------------- --------------------  ---------------

Net Assets Available for Plan Benefits          $139,849,706     $5,637,725    $23,602,128          $9,263,352        $9,691,919
                                            =================  =============  ============= ====================  ===============

                                              Equity-Income      Puritan       Intermediate    Asset Manager       Asset Manager
                                                  Fund             Fund         Bond Fund        Growth Fund        Income Fund
                                            -----------------  -------------  ------------- --------------------  ---------------
Assets:

  Investments                                     $6,486,806    $11,553,868     $5,896,692            $681,391          $122,590

  Investment income receivable:
    Dividends                                              -              -              -                   -                 -
    Interest and other                                     -              -              -                   -                 -
                                            -----------------  -------------  ------------- --------------------  ---------------
      Total investment income receivable                   -              -              -                   -                 -
                                            -----------------  -------------  ------------- --------------------  ---------------

  Contributions receivable:
    Employee                                          42,080         70,527         26,492               9,191               942
    Employer                                          78,130        168,361         70,693               8,031             1,135
                                            -----------------  -------------  ------------- --------------------  ---------------
      Total contributions receivable                 120,210        238,888         97,185              17,222             2,077
                                            -----------------  -------------  ------------- --------------------  ---------------

  Receivable from Clorox plan (note 9)               287,910              -        196,249               3,030             9,408

  Due from broker for securities sold                      -              -              -                   -                 -

                                            -----------------  -------------  ------------- --------------------  ---------------
      Total Assets                                $6,894,926    $11,792,756     $6,190,126            $701,643          $134,075
                                            -----------------  -------------  ------------- --------------------  ---------------

Liabilities:

  Notes payable to H. J. Heinz Company            $        -    $         -     $        -          $        -          $      -
  Accrued interest due on note payable                     -              -              -                   -                 -
  Accrued administrative expenses                      6,123         10,906          5,566                 643               116

                                            -----------------  -------------  ------------- --------------------  ---------------
      Total Liabilities                           $    6,123    $    10,906     $    5,566            $    643          $    116
                                            -----------------  -------------  ------------- --------------------  ---------------

Net Assets Available for Plan Benefits            $6,888,803    $11,781,850     $6,184,560            $701,000          $133,959
                                            =================  =============  ============= ====================  ===============



                                              Asset Manager       Overseas     Participants'       ESOP
                                                  Fund              Fund           Loans           Trust               Total
                                            -----------------  -------------  ------------- --------------------  ---------------
Assets:

  Investments                                     $1,007,476     $2,222,256       $525,242         $52,402,283      $265,510,800

  Investment income receivable:
    Dividends                                              -              -              -             481,214         1,744,703
    Interest and other                                     -              -              -                   -             4,280
                                            -----------------  -------------  ------------- --------------------  ---------------
      Total investment income receivable                   -              -              -             481,214         1,748,983
                                            -----------------  -------------  ------------- --------------------  ---------------

  Contributions receivable:
    Employee                                           5,545         21,063              -                   -           890,833
    Employer                                           7,932         11,346              -             389,083         1,352,332
                                            -----------------  -------------  ------------- --------------------  ---------------
      Total contributions receivable                  13,477         32,409              -             389,083         2,243,165
                                            -----------------  -------------  ------------- --------------------  ---------------

  Receivable from Clorox plan (note 9)                     -         70,295              -                   -         1,197,774

  Due from broker for securities sold                      -              -              -                   -           375,626

                                            -----------------  -------------  ------------- --------------------  ---------------
      Total Assets                                $1,020,953     $2,324,960       $525,242         $53,272,580      $271,076,348
                                            -----------------  -------------  ------------- --------------------  ---------------

Liabilities:

  Notes payable to H. J. Heinz Company            $        -     $        -      $       -         $35,471,017       $35,471,017
  Accrued interest due on note payable                     -              -              -              58,157            58,157
  Accrued administrative expenses                        951          2,097              -              38,439           239,098

                                            -----------------  -------------  ------------- --------------------  ---------------
      Total Liabilities                           $     $951     $    2,097      $       -         $35,567,613       $35,768,272
                                            -----------------  -------------  ------------- --------------------  ---------------

Net Assets Available for Plan Benefits            $1,020,002     $2,322,863      $ 525,242         $17,704,967      $235,308,076
                                            =================  =============  ============= ====================  ===============




   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the Year Ended December 31, 1994

                                                     H. J. Heinz Co.   GIC Group      Magellan      Retirement Gov't.   Retirement
                                                       Stock Fund      Trust Fund       Fund          Money Market      Growth Fund
                                                     -------------     ----------   ------------    -----------------   ------------
Net Change in Investment in
  Master Trust (Note 8)                                 $4,330,682     $2,307,732    ($1,688,436)         $   692,165    $   207,215

Additions:
  Investment income:
    Dividends                                                    -              -             -                     -              -
    Interest                                                     -              -             -                     -              -
                                                      ------------     ----------   ------------    -----------------   ------------
      Total investment income                                    -              -             -                     -              -
                                                      ------------     ----------   ------------    -----------------   ------------
  Participant contributions                              4,451,505        326,725      2,571,938            2,094,142      1,092,435
  Age-related employer contributions                         1,370        414,746      3,177,341            2,654,933      1,637,883
  ESOP debt service funding                                      -              -              -                    -              -
  Transfer for Loan Repayments                             109,751          8,678         30,838                9,581         12,509
                                                      ------------     ----------   ------------    -----------------   ------------
      Total additions                                    4,562,626        750,149      5,780,117            4,758,656      2,742,827
                                                      ------------     ----------   ------------    -----------------   ------------
Deductions:
  Withdrawals                                           10,451,137        367,590      1,289,312              764,943        526,030
  Administrative expenses                                  413,962         31,988         84,165               38,995         37,286
  Interest expense on note payable                               -              -              -                    -              -

  Net (appreciation) depreciation
    in fair value of investments                                 -              -              -                    -              -
                                                      ------------     ----------   ------------    -----------------   ------------
      Total deductions                                  10,865,099        399,578      1,373,477              803,938        563,316
                                                      ------------     ----------   ------------    -----------------   ------------

Net increase (decrease) in net assets available
  for plan benefits for the year                        (1,971,791)     2,658,303      2,718,204            4,646,883      2,386,726

Net assets available for plan benefits at
  the beginning of the year                            139,849,706      5,637,725     23,602,128            9,263,352      9,691,919
                                                      ------------     ----------   ------------    -----------------   ------------

Net assets available for plan benefits at
  the end of the year                                 $137,877,915     $8,296,028    $26,320,332          $13,910,235    $12,078,645
                                                      ============     ==========   ============    =================   ============

                                                     Equity-Income      Puritan    Intermediate  Asset Manager  Asset Manager
                                                         Fund            Fund        Bond Fund    Growth Fund    Income Fund
                                                     -------------   -----------   ------------  -------------  -------------
Net Change in Investment in
  Master Trust (Note 8)                                   ($32,002)  $ 1,755,349    ($1,078,499)  $  308,071        $10,846

Additions:
  Investment income:
    Dividends                                                    -             -              -              -              -
    Interest                                                     -             -              -              -              -
                                                     -------------   -----------   ------------  -------------  -------------
      Total investment income                                    -             -              -              -              -
                                                     -------------   -----------   ------------  -------------  -------------
  Participant contributions                                672,191     1,282,804        462,281        205,649         24,380
  Age-related employer contributions                       944,753     1,935,797        849,660        138,185         19,259
  ESOP debt service funding                                      -             -              -              -              -
  Transfer for Loan Repayments                              10,393        17,411          7,439          2,613            427
                                                     -------------   -----------   ------------  -------------  -------------
      Total additions                                    1,627,337     3,236,012      1,319,380        346,447         44,066
                                                     -------------   -----------   ------------  -------------  -------------
Deductions:
  Withdrawals                                              615,014       713,852        464,595         43,440         93,747
  Administrative expenses                                   25,525        48,686         19,194          4,672            444
  Interest expense on note payable                               -             -              -              -              -

  Net (appreciation) depreciation
    in fair value of investments                                 -             -              -              -              -
                                                     -------------   -----------   ------------  -------------  -------------
      Total deductions                                     640,539       762,538        483,789         48,112         94,191
                                                     -------------   -----------   ------------  -------------  -------------

Net increase (decrease) in net assets available
  for plan benefits for the year                           954,796     4,228,823       (242,908)       606,406        (39,279)

Net assets available for plan benefits at
  the beginning of the year                              6,888,803    11,781,850      6,184,560        701,000        133,959
                                                     -------------   -----------   ------------  -------------  -------------

Net assets available for plan benefits at
  the end of the year                                   $7,843,599   $16,010,673     $5,941,652     $1,307,406        $94,680
                                                     =============   ===========   ============  =============  =============





                                                       Asset Manager     Overseas    Participants'       ESOP
                                                           Fund            Fund          Loans           Trust          Total
                                                       -------------    ----------   -------------    -----------    ------------
Net Change in Investment in
  Master Trust (Note 8)                                   $  180,528    $1,537,153        $     -     $         -    $  8,530,804

Additions:
  Investment income:
    Dividends                                                      -             -               -      1,971,061       1,971,061
    Interest                                                       -             -               -        158,397         158,397
                                                       -------------    ----------   -------------    -----------    ------------
      Total investment income                                      -             -               -      2,129,458       2,129,458
                                                       -------------    ----------   -------------    -----------    ------------
  Participant contributions                                  118,444       548,964               -              -      13,851,458
  Age-related employer contributions                         112,061       246,485               -              -      12,132,473
  ESOP debt service funding                                        -             -               -      4,375,295       4,375,295
  Transfer for Loan Repayments                                 2,620        11,559        (223,819)             -               -
                                                       -------------    ----------   -------------    -----------    ------------
      Total additions                                        233,125       807,008        (223,819)     6,504,753      32,488,684
                                                       -------------    ----------   -------------    -----------    ------------
Deductions:
  Withdrawals                                                 35,054       177,927           9,947      1,372,130      16,924,718
  Administrative expenses                                      3,898        13,960               -        160,185         882,960
  Interest expense on note payable                                 -             -               -      1,787,027       1,787,027

  Net (appreciation) depreciation
    in fair value of investments                                   -             -               -     (1,180,000)     (1,180,000)
                                                       -------------    ----------   -------------    -----------    ------------
      Total deductions                                        38,952       191,887           9,947      2,139,342      18,414,705
                                                       -------------    ----------   -------------    -----------    ------------

Net increase (decrease) in net assets available
  for plan benefits for the year                            374,701      2,152,274        (233,766)     4,365,411     22,604,783

Net assets available for plan benefits at
  the beginning of the year                                1,020,002     2,322,863         525,242     17,704,967     235,308,076
                                                       -------------    ----------   -------------    -----------    ------------

Net assets available for plan benefits at
  the end of the year                                     $1,394,703    $4,475,137        $291,476    $22,070,378    $257,912,859
                                                       =============    ==========   =============    ===========    ============

   The accompanying notes are an integral part of the financial statements.

                              H. J. HEINZ COMPANY
                     EMPLOYEES RETIREMENT AND SAVINGS PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                     for the Year Ended December 31, 1993

                                                     H. J. Heinz Co.   GIC Group     Magellan      Retirement Gov't.   Retirement
                                                       Stock Fund      Trust Fund      Fund          Money Market      Growth Fund
                                                      ------------     ----------   -----------       ----------       ----------
Additions:
  Investment income:
    Dividends                                           $4,941,417      $       -    $1,931,169      $        -          $861,991
    Interest                                                55,036        371,240            -           214,196                -
                                                      ------------     ----------   -----------       ----------       ----------
      Total investment income                            4,996,453        371,240     1,931,169          214,196          861,991
                                                      ------------     ----------   -----------       ----------       ----------

  Participant contributions                              4,386,637        261,841     2,229,689          575,187          668,875
  Age-related employer contributions                     2,020,507        475,411     3,497,952        2,640,896        1,853,559
  ESOP debt service funding                                      -              -             -                -                -
  Merger of Portion Pac, Inc. plan assets (note 9)               -              -             -        1,252,586                -
  Merger of Clorox plan assets (note 9)                          -              -             -          286,693          344,189

  Transfers for repayments
    of participants' loans                                 264,173          7,177        43,521           13,313           19,091
  Interfund transfers                                   (7,110,661)      (690,083)    3,117,470       (1,504,677)         768,730
                                                      ------------     ----------   -----------       ----------       ----------
      Net transfers                                     (6,846,488)      (682,906)    3,160,991       (1,491,364)         787,821
                                                      ------------     ----------   -----------       ----------       ----------


                                                      ------------     ----------   -----------       ----------       ----------
      Total additions                                    4,557,109        425,586    10,819,801        3,478,194        4,516,435
                                                      ------------     ----------   -----------       ----------       ----------

Deductions:
  Withdrawals                                           12,606,834        345,387     1,048,795          957,972          218,112
  Administrative expenses                                  938,107         27,903        99,545           42,087           38,597
  Interest expense on note payable                               -              -             -                -                -

  Net (appreciation) depreciation
    in fair value of investments                        34,121,789              -    (1,558,929)               -         (546,252)

                                                      ------------     ----------   -----------       ----------       ----------
      Total deductions                                  47,666,730        373,290      (410,589)       1,000,059         (289,543)
                                                      ------------     ----------   -----------       ----------       ----------

Net increase (decrease) in net assets available
  for plan benefits for the year, before cumulative
  effect of accounting change                          (43,109,621)        52,296    11,230,390        2,478,135        4,805,978

Cumulative effect of accounting change (note 10)         4,078,487         53,288        87,544          174,165            5,156
                                                      ------------     ----------   -----------       ----------       ----------

Net increase (decrease) in net assets available
  for plan benefits for the year                       (39,031,134)       105,584    11,317,934        2,652,300        4,811,134

Net assets available for plan benefits at
  the beginning of the year                            178,880,840      5,532,141    12,284,194        6,611,052        4,880,785

Net assets available for plan benefits at             ------------     ----------   -----------       ----------       ----------
  the end of the year                                 $139,849,706     $5,637,725   $23,602,128       $9,263,352       $9,691,919
                                                      ============     ==========   ===========       ==========       ==========

                                                      Equity-Income     Puritan     Intermediate    Asset Manager    Asset Manager
                                                          Fund            Fund       Bond Fund        Growth Fund      Income Fund
                                                      ------------     ----------   -----------       ----------       ----------
Additions:
  Investment income:
    Dividends                                             $208,699     $1,295,961      $      -        $       -        $       -
    Interest                                                     -              -       379,760           22,176            2,684
                                                      ------------     ----------   -----------       ----------       ----------
      Total investment income                              208,699      1,295,961       379,760           22,176            2,684
                                                      ------------     ----------   -----------       ----------       ----------

  Participant contributions                                455,276        762,262       408,535           41,342           13,734
  Age-related employer contributions                     1,076,588      2,269,494     1,021,558           72,026           11,162
  ESOP debt service funding                                      -              -             -                -                -
  Merger of Portion Pac, Inc. plan assets (note 9)               -              -             -                -                -
  Merger of Clorox plan assets (note 9)                    287,910              -       196,249            3,030            9,408

  Transfers for repayments
    of participants' loans                                  15,126         26,036         6,142              824                -
  Interfund transfers                                      810,419      1,321,368       449,932          534,729           97,595
                                                      ------------     ----------   -----------       ----------       ----------
      Net transfers                                        825,545      1,347,404       456,074          535,553           97,595
                                                      ------------     ----------   -----------       ----------       ----------

                                                      ------------     ----------   -----------       ----------       ----------
      Total additions                                    2,854,018      5,675,121     2,462,176          674,127          134,583
                                                      ------------     ----------   -----------       ----------       ----------
Deductions:
  Withdrawals                                              355,329        613,128       361,682              430                -
  Administrative expenses                                   28,289         51,746        26,716            1,972              313
  Interest expense on note payable                               -              -             -                -                -

  Net (appreciation) depreciation
    in fair value of investments                          (710,588)      (321,692)     (131,031)         (29,275)             311

                                                      ------------     ----------   -----------       ----------       ----------
      Total deductions                                    (326,970)       343,182       257,367          (26,873)             624
                                                      ------------     ----------   -----------       ----------       ----------

Net increase (decrease) in net assets available
  for plan benefits for the year, before cumulative
  effect of accounting change                            3,180,988      5,331,939     2,204,809          701,000          133,959

Cumulative effect of accounting change (note 10)            18,640         45,685       157,378               -                -
                                                      ------------     ----------   -----------       ----------       ----------

Net increase (decrease) in net assets available
  for plan benefits for the year                         3,199,628      5,377,624     2,362,187          701,000          133,959

Net assets available for plan benefits at
  the beginning of the year                              3,689,175      6,404,226     3,822,373               -                -

Net assets available for plan benefits at             ------------    -----------   -----------       ----------       ----------
  the end of the year                                   $6,888,803    $11,781,850    $6,184,560         $701,000         $133,959
                                                      ============    ===========    ==========       ==========       ==========

                                                      Asset Manager     Overseas    Participants'       ESOP
                                                           Fund           Fund         Loans            Trust            Total
                                                      ------------     ----------   -----------       ----------       ----------
Additions:
  Investment income:
    Dividends                                          $         -      $       -   $        -       $1,864,510      $11,103,747
    Interest                                                42,236         31,510            -                -        1,118,838
                                                      ------------     ----------   -----------       ----------       ----------
      Total investment income                               42,236         31,510             -       1,864,510       12,222,585
                                                      ------------     ----------   -----------       ----------       ----------

  Participant contributions                                 27,688         45,427             -               -        9,876,493
  Age-related employer contributions                        56,734         84,633             -               -       15,080,520
  ESOP debt service funding                                      -              -             -       3,858,583        3,858,583
  Merger of Portion Pac, Inc. plan assets (note 9)               -              -        64,281               -        1,316,867
  Merger of Clorox plan assets (note 9)                          -         70,295        52,459               -        1,250,233

  Transfers for repayments
    of participants' loans                                       -          1,029      (396,432)               -               -
  Interfund transfers                                      863,680      1,997,863             -         (656,365)              -
                                                      ------------     ----------   -----------       ----------       ----------
      Net transfers                                        863,680      1,998,892      (396,432)        (656,365)              -
                                                      ------------     ----------   -----------       ----------       ----------

                                                      ------------     ----------   -----------       ----------       ----------
      Total additions                                      990,338      2,230,757      (279,692)       5,066,728       43,605,281
                                                      ------------     ----------   -----------       ----------       ----------

Deductions:
  Withdrawals                                                    -          7,253             -       1,437,686       17,952,608
  Administrative expenses                                    3,260          5,118             -         114,312        1,377,965
  Interest expense on note payable                               -             -              -       1,686,440        1,686,440

  Net (appreciation) depreciation
    in fair value of investments                           (32,924)      (104,477)            -      11,647,216       42,334,148

                                                      ------------     ----------   -----------       ----------       ----------
      Total deductions                                     (29,664)       (92,106)            -      14,885,654       63,351,161
                                                      ------------     ----------   -----------       ----------       ----------

Net increase (decrease) in net assets available
  for plan benefits for the year, before cumulative
  effect of accounting change                            1,020,002      2,322,863      (279,692)      (9,818,926)     (19,745,880)

Cumulative effect of accounting change (note 10)                 -              -             -          220,845        4,841,188
                                                      ------------     ----------   -----------       ----------       ----------

Net increase (decrease) in net assets available
  for plan benefits for the year                         1,020,002      2,322,863     (279,692)      (9,598,081)     (14,904,692)

Net assets available for plan benefits at
  the beginning of the year                                     -              -       804,934       27,303,048      250,212,768

Net assets available for plan benefits at             ------------     ----------   -----------      -----------     ------------
  the end of the year                                   $1,020,002     $2,322,863     $525,242       $17,704,967     $235,308,076
                                                      ============     ==========   ===========      ===========     ============

     The accompanying notes are an integral part of the financial statements.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                        Notes to Financial Statements


(1) Plan Description:

    The following description of the H. J. Heinz Company ("Company") Employees Retirement and Savings Plan ("Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan was amended effective January 1, 1993 to provide for the age-related company contribution account, which is explained in detail below; to authorize the payment of all applicable plan administrative expenses from Plan assets; to permit plan forfeitures to be used to either offset future employer contributions or to be used to pay for plan expenses; and to change the name of the Plan from the H. J. Heinz Company Employees Savings Plan to the H. J. Heinz Company Employees Retirement and Savings Plan.

      General

    The Plan is a defined contribution plan covering salaried employees actively employed by the Company or any of the affiliated companies. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The administration of the Plan and the responsibility for interpreting and carrying out its provisions is vested in the Employee Benefits Administration Board ("Committee"). The Committee consists of members appointed by the Board of Directors upon the recommendation of the Investment Committee of the Board of Directors. The members of the Committee are not compensated for serving on the Committee.

    The Board of Directors has designated (i) Fidelity Management Trust Company to act as trustee ("Trustee") under the Plan effective February 8, 1994. Bankers Trust Company had acted as trustee ("Former Trustee") under the Plan until February 7, 1994; and (ii) Mellon Bank, N.A. to act as trustee of the separate ESOP trust established for matching contributions ("ESOP Trustee").

      Contributions

    Participant contributions to the Plan may be either tax deferred or after tax. The total of a participant's tax deferred and after tax contributions may not exceed 13% of their compensation. Each participant may make tax deferred contributions, in whole percentages, of not less than 2% of his compensation.

    Tax deferred contributions made by certain highly compensated participants may be limited under Internal Revenue Code rules. Tax deferred contributions by any participant under the Plan and any other qualified cash or deferred arrangement were limited to $9,240 and $8,994 in 1994 and 1993, respectively. This amount remains at $9,240 in 1995. A participant affected by these limitations will be given timely notification by the Committee.

    The Company will contribute on behalf of each participating employee an amount equivalent to the tax deferred contribution which does not exceed 3% of the employee's compensation. The Company's matching contributions may be made in cash or in shares of the Company's common stock of equal value. Shares of stock used for the Company match will come from the shares held in the separate, leveraged employee stock ownership plan ("ESOP") trust. The ESOP is described in greater detail in note 7.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


      Contributions (continued)

   A Company Contribution Account ("CCA") was added to the Plan effective January 1, 1993. The Company will make monthly, age-related contributions to the accounts of participating employees who direct the investment of such contributions into one or more of the investment funds stated in note 4, with the exception of the H. J. Heinz Company Stock Fund. The age-related contributions are based on percentages of participants' eligible earnings and range from a rate of 1% for participants that are less than 25 years old to a rate of 13% for participants that are 60 years old and over.

   A participant may transfer amounts received from other retirement plans to the Plan. Amounts that are rolled over from other retirement plans are held in a separate rollover account.

      Participant Accounts

   Each participant's account is credited with the participant's contribution(s) and allocation of (a) the Company's matching and age-related contributions, as defined and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      Vesting

   The value of a participant's tax deferred account which will be maintained for their tax deferred contributions, after tax account, which will be maintained for their after tax contributions, and rollover account, which will be maintained for their rollover contributions, will be fully vested at all times. The value of the Company's matching contribution and CCA contribution allocated to a participant's account will be fully vested upon the occurrence of any of the following events: completion of 5 years of service (or in the case of the matching contribution of a participant who was an employee as of December 31, 1992, 36 months of continuous membership in the Plan, if earlier), discharge without cause, termination of employment after attainment of age 55, attainment of age 65, total and permanent disability, or death.

      Withdrawals

   A participant may elect to withdraw from their after tax or rollover account up to 100% of his account balance.

   A participant's matching account will be available for withdrawal if:

     (a) The participant has at least 5 years of continuous membership in the Plan, or

     (b) is eligible for a "hardship" withdrawal in accordance with the rules of the Plan, or

     (c)  has attained age 59 1/2.

   A participant may not withdraw any amount from their tax deferred account during active employment before age 59 1/2 except for hardship as defined in the Plan.

   A participant may not withdraw any amount from their CCA during active employment before age 70 1/2.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)

      Withdrawals (continued)

   A participant who qualifies for a hardship withdrawal and withdraws from their matching and tax deferred accounts is suspended from making contributions to the Plan for one year. Under present Internal Revenue Service ("IRS") rules, a "hardship" means an immediate and heavy need to draw on financial resources to meet obligations related to health, education or housing.

   A participant, upon termination of service, may elect to receive a lump-sum amount equal to the value of their account or annual installments over a period not to exceed 30 years. A terminated participant may also elect to choose a direct transfer of their account balance to the trustee or custodian of another eligible retirement plan.

      Loans

   The Plan was amended effective January 1, 1990, to prohibit the granting or renegotiating of loans. Any outstanding loan as of December 31, 1989 shall continue to be administered in accordance with the loan rules established by the Committee as in effect on such date.

   The interest rates for all outstanding loans for the years ended December 31, 1994 and 1993, ranged from 6.06% to 12.50%.

   Payment of principal and interest is by payroll deduction, subject to rules permitting prepayment. Repayments of the principal of a loan to a participant will be allocated first to the participant's after tax account, and then to the participant's tax deferred account. Payments of interest on a loan to a participant are allocated to the participant's after tax account and tax deferred account, respectively, in the same proportion that the outstanding principal of the loan was attributable to such accounts at the end of the month preceding the payment. Payments of principal and interest are reinvested in the investment fund(s) in accordance with the participant's investment directions in effect at the time such interest or principal repayment is received by the Trustee.

      Termination

   The term of the Plan is indefinite, subject to termination at any time by the Board of Directors of the Company. In the event the Plan is terminated or the Company contributions are permanently discontinued, participants will be fully vested in the Company contributions. The Company has no intention to terminate the Plan at this time.

      Administration Expenses

   Expenses of the Plan including record-keeping fees, administrative charges, professional fees, and trustee fees, may be paid by the Trustees from the assets of the Trust Funds unless paid by the Company. For the years ended December 31, 1994 and 1993 administrative expenses of $882,962 and $1,377,965, respectively were paid by the Trustees from the assets of the Plan. Expenses absorbed by the Plan were allocated to the various funds of the Plan based on the net asset value of the individual fund as a percentage of the total net asset value of the Plan's funds.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


      Administration Expenses (continued)

    The Committee adopted a policy in March, 1992, stating that the Company, as permitted by ERISA, may obtain reimbursement from Company sponsored employee benefit plans for certain administrative charges incurred in providing administrative services to such plans. These expenses include salaries, payroll expenses and other miscellaneous charges, and are allocated based on time incurred related to each plan. The allocation of these charges to the Plan for the year ended December 31, 1994 and 1993 were $37,082 and $186,129 respectively. The prior year amount includes charges of $152,690 for the implementation of the corporate employee data base.

(2) Summary of Significant Accounting Policies:

      Investment Valuation

    The value of the shares in a mutual fund is based on the active market value of the underlying securities in the fund.

    Investments in the Company's common stock are valued at the last reported sales price on the last business day of the year.

    Guaranteed investment contracts are recorded at contract value which includes principal and accumulated interest, which approximates market value.

    Temporary investments in short-term investment funds are valued at cost which approximates market value.

      Other

    The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

    Purchases and sales of securities are reflected on a trade-date basis. Gains or losses on sales of securities are based on average cost.

    Dividend income is recorded on the ex-dividend date. Interest is recorded as earned.

(3) Federal Income Taxes:

    The IRS has made a determination that the Plan is a qualified plan under
    Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code"). Therefore, the Trust established under the Plan is exempt from Federal income taxes under Section 501(a) of the Code.

    The IRS will be requested to review the Plan amendments made since the determination letter was granted, including the incorporation of the ESOP into the Plan. Tax and ERISA counsel to the Company is of the opinion that the Plan continues to be a "qualified" plan under Section 401(a) of the Code, that the Plan contains an employee stock ownership plan that meets the requirements of Section 4975(e)(7) of the Code and that the Plan contains a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

    Under present Federal income tax laws and regulations, and as long as the Plan is approved as a qualified plan, participants are not subject to Federal income taxes as a result of their participation in the Plan until their accounts are withdrawn or distributed to them.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


(4) Investment Programs:

    Participants may direct the investment of their tax deferred and after tax contributions, in multiples of 1%, in any one or more of the Investment funds selected by the Committee. A description of the Investment funds are as follows:

      The H. J. Heinz Company Stock Fund consists of common stock of the
      Company.

      The GIC Group Trust Fund invests the contributions of plan participants in guaranteed investment contracts which are issued by insurance companies and banks that guarantee payment of interest and principal. The GIC
      Group Trust is managed by Fidelity Management Trust Company and available to other employee benefit trusts.

      Interest rates are determined annually for contributions made during the year. The actual interest rate for any funds in the GIC Group Trust after the initial year will be a blended rate based on the respective rates of interest earned by prior contributions and the rate of interest earned with respect to contributions made under the Plan for the current year. Consequently, the blended rate will be affected by the amount and timing of contributions to the GIC Group Trust and by the interest rate negotiated by Fidelity with the insurance companies at the beginning of each year for contributions made in that year and the interest rates made in prior years.

      The Magellan Fund is an aggressive growth fund, the assets of which are invested primarily in common stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

      The assets of the Retirement Government Money Market are invested in a money market fund. The assets consist of short-term obligations issued or guaranteed by the U. S. Government, its agencies or instrumentalities and repurchase agreements collateralized by U. S. Government obligations.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)


(4) Investment Programs (continued):


      The Retirement Growth Fund is an aggressive growth fund which seeks capital appreciation by investing primarily in common stocks, although it can invest in all types of securities.

      The assets of the Equity-Income Fund are invested primarily in common stocks, but are also invested in preferred stocks, corporate bonds and convertible securities.

      The assets of the Puritan Fund are invested in a broadly diversified portfolio of high-yielding securities. The assets consist of common stocks, preferred stocks and corporate bonds.

      The assets of the Intermediate Bond Fund are invested in high-quality, fixed-income obligations whose average maturity ranges between 3 and 10 years.

      The Overseas Fund is an aggressive growth fund which seeks long-term capital appreciation, primarily through investments in foreign securities.

      The assets of the Asset Manager Fund are allocated among and across domestic and foreign equities, bonds and short-term instruments. The Fund seeks high total return with reduced risk over the long term.

      The assets of the Asset Manager: Growth Fund are allocated among three principal asset classes: stocks, bonds and short-term instruments. However, the Fund may invest in many types of domestic and foreign securities. The Fund seeks to maximize total return over the long term.

      The Asset Manager: Income Fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, short-term instruments, and other investments. The asset mix is designed to provide a conservative asset allocation across various market conditions.

   The Magellan, Retirement Government Money Market, Retirement Growth, Equity-Income, Puritan, Intermediate Bond, Overseas, Asset Manager, Asset Manager:
   Growth and Asset Manager: Income Funds are managed by Fidelity Management and Research Company.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                  Notes to Financial Statements (Continued)

(5) Net Asset Value per Unit:

    The interests of Plan participants are accounted for under a unit method. The corresponding market values are calculated using the previous day's units and the current day's unit value. The number of units in each fund and the net asset value per unit are as follows:


                                   December 31, 1994        December 31, 1993
                                  ------------------       ------------------
  H. J. Heinz Co. Stock Fund.... 154,452,367  $  .890     166,296,863  $  .839
  Retirement Gov't. Money Market  12,731,115  $ 1.061       8,471,763  $ 1.024
  GIC Group Trust Fund..........   7,337,852  $ 1.123       5,262,573  $ 1.063
  Intermediate Bond Fund........   5,384,402  $ 1.088       5,287,054  $ 1.114
  Puritan Fund..................  12,873,729  $ 1.225       9,565,146  $ 1.208
  Equity-Income Fund............   6,417,131  $ 1.204       5,376,679  $ 1.206
  Magellan Fund.................  21,345,134  $ 1.215      18,675,502  $ 1.241
  Retirement Growth Fund........   9,798,286  $ 1.213       7,525,863  $ 1.217
  Overseas Fund.................   3,811,569  $ 1.159       1,935,236  $ 1.148
  Asset Manager Fund............   1,320,225  $ 1.045         896,691  $ 1.124
  Asset Manager:  Growth Fund...   1,202,440  $ 1.066         589,868  $ 1.155
  Asset Manager:  Income Fund...      88,486  $ 1.044         115,414  $ 1.061

(6) Forfeitures:

    Company contributions which have been credited to participants' accounts and which have not vested are forfeited upon termination of employment. These forfeitures are credited against subsequent Company contributions, or may be used to pay plan administrative expenses, effective January 1, 1993. Forfeitures were $182,718 for the year ended December 31, 1994 and $140,843 for the year ended December 31, 1993.

(7) ESOP Trust:

    In September, 1989, the ESOP trust borrowed $50 million and purchased 1,577,908 shares of Heinz Common Stock at $31.6875 per share. The Company financed the transaction and sold the stock to the ESOP.

    The Heinz stock is pledged as collateral for the loan and is credited to a suspense account from which it is gradually released for allocation to participants' accounts over the term of the loan. During 1994 and 1993, the number of shares released from the suspense account for allocation to participant accounts as a result of principal repayments was 162,345 and 130,405, respectively. As noted previously, the shares of stock used for the Company match will come from the shares held in the ESOP trust. At December 31, 1994 and 1993, $31,979,461 and $37,085,514, respectively, of unallocated assets were held by the ESOP.

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)

(7) ESOP Trust (continued):

    The ESOP debt is in the form of an interest-bearing promissory note. For the years ended December 31, 1994 and 1993, the weighted average interest rate was 5.43% and 3.33%, respectively. Repayment of the loan will be made through periodic payments. Dividends paid by the Company on allocated and unallocated shares of the Heinz Common Stock will be applied for repayment of the loan. When dividends paid are not sufficient to make the periodic repayments, the Company makes additional contributions to fund the deficiency.

    The amount of ESOP debt required to be retired in each of the five years succeeding 1994 is: $2,801,158 in 1995, $2,466,385 in 1996, $2,605,676 in
    1997, $2,752,833 in 1998 and $2,908,302 in 1999. The loan has a stated
    maturity of July 31, 2004.

(8) Master Trust:

    In February of 1994, the Company entered into a Master Trust arrangement with Fidelity Management Trust Company. The Trustee maintains the pro rata share of each participating Plan; reflecting contributions received on behalf of the Plan, benefit payments or other expense allocable to the Plan and its pro rata share of collected or accrued income, gain or loss, general expenses and other transactions allocable to the Investment Funds or to the Trust as a whole.

    The following table presents the Master Trust information for the Plan.

                                                    December 31,  1994
                       -----------------------------------------------------------------------------
                                                                                     Retirement &
                                                                                     Savings Plan
                        Fair Value of                                  Net           Percentage of
                        Investment of     Investment Income         Change in       Interest in the
                        Master Trust     Dividends    Interest    the Fair Value     Master Trust
                        -------------    ---------    --------    --------------    ---------------
H.J. Heinz Co.
 Stock Fund             $143,205,971     $5,257,717  $  51,747      $ 4,605,953         96.08%

 GIC Group
 Trust Fund                8,193,285           -       363,062        2,307,732        100.00%

 Magellan Fund            27,559,136      1,073,737       -          (1,790,724)        94.07%

 Retirement Gov't
 Money Market             20,135,076           -       627,211        1,113,986         65.12%

 Retirement
 Growth Fund              12,836,665      1,241,168       -             197,898         92.62%

 Equity-Income
 Fund                      8,587,688        800,233       -             (72,086)        89.99%

 Puritan Fund             16,513,195      1,213,761       -           1,764,061         95.48%

 Intermediate
 Bond Fund                 6,396,773        431,272       -          (1,110,613)        91.01%

 Asset Manager
 Growth Fund               1,282,079         34,220       -             308,071        100.00%

 Asset Manager
 Income Fund                  92,344          5,626       -              10,846        100.00%

 Asset Manager
 Fund                      1,380,270         48,729       -             180,528        100.00%

 Overseas Fund             4,606,965         79,264       -           1,563,569         95.87%
                        ------------    -----------  ----------     -----------        ------
Total Master Trust      $250,789,447    $10,185,727  $1,042,020     $ 9,079,221         92.99%
                        ============    ===========  ==========     ===========        ======

                         H. J. HEINZ COMPANY EMPLOYEES
                          RETIREMENT AND SAVINGS PLAN

                   Notes to Financial Statements (Continued)


(9)  Mergers:

     On February 28, 1994, the Board approved the merger of certain assets of the Weight Watchers of Wisconsin, Inc. 401(k) Plan and the Escalon Packers, Inc. Profit Sharing 401 (k) Plan into the Plan and certain participants of the two plans became eligible for membership in the Plan. The transfer of assets occurred in April and May respectively, in the amounts of $53,077 and $183,479 and are reflected in the change in investment in Master Trust.

     On May 16, 1994, certain employees of Borden, Inc. became employees of Portion Pac, Inc. at which time they became eligible for participation in the Plan. The Company granted pre-participation service for vesting purposes to the former Borden employees now participating in the Plan.

     On April 14, 1993, the Board approved the merger of certain assets of the Portion Pac, Inc. Thrift Savings (401-(k)) Plan ("PPI Plan") into the Plan and certain participants of the PPI Plan became eligible for membership in the Plan effective June 1, 1993. The transfer of PPI Plan assets occurred on August 5, 1993. The total assets transferred from the PPI Plan to the Plan was $1,316,867 of which $64,281 represented PPI Plan participant loan balances.

     On July 1, 1993, the Company purchased the Clorox Company's Food Service Products Division. Certain participants in the Clorox Company Tax Reduction Investment Plan ("TRIP") employed by the Clorox Company's Food Service Products Division ("Affected Participants") became eligible for membership in the Plan effective December 1, 1993. Affected Participants' TRIP loan balances of $52,459 were merged into the Plan effective December 1, 1993. All other TRIP assets related to Affected Participants were not transferred to the Plan until February 28, 1994. Accordingly, the Plan recorded a transfer receivable of $1,197,774 at December 31, 1993.

(10) Change in Accounting:

     In accordance with the American Institute of Certified Public Accountants revised Audit and Accounting Guide "Audits of Employee Benefit Plans", the Plan changed its method of accounting for distributions payable to participants in 1993. Presently, the Plan includes payments due to participants in net assets available for plan benefits in accordance with the Guide. The Plan previously presented such amounts as a liability. The cumulative effect of the change is to increase net assets available for plan benefits by $4,841,188 as of January 1, 1993. Payments due to participants as of December 31, 1994 and 1993 were $1,827,758 and $1,434,993 respectively. This methodology differs from that required under ERISA. Therefore, for the Form 5500, the Plan includes such distributions payable as a liability of the Plan.

(11) Subsequent Events:

     On April 11, 1995 the Plan was amended to allow participation by certain employees of the Quaker Oats Company and the All American Gourmet Company. Company contributions will be made from the date of acquisition of such companies.

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                       EIN:  25 - 0542520    Plan 009
         Item 27a - Schedule of Assets Held for Investment Purposes
                           as of December 31, 1994

                                           (c)  Description of investment including
     (b)  Identity of issue, borrower,     maturity date, rate of interest, collateral,                             (e) Current
(a)       lessor, or similar party                    par or maturity value                   (d)  Cost             Market Value
- ---  ----------------------------------  -----------------------------------------------   ------------------    ------------------

 *   H. J. Heinz Company                 Participants Loans (6.06% to 12.50%)                      291,476               291,476

 *   H. J. Heinz Company                 H. J. Heinz Co. ESOP
                                         $ .25 par value/share;   1,412,615 shares              44,762,280            51,913,602

 *   Mellon Bank                         Mellon Bank Temporary Invest. Fund
                                         $82,552 face value                                         82,552                82,552
                                                                                           ------------------    ------------------
                                                                                               $45,136,308           $52,287,630
                                                                                           ==================    ==================

                                     17

                        H. J. HEINZ COMPANY EMPLOYEES
                         RETIREMENT AND SAVINGS PLAN

                       EIN:  25 - 0542520    Plan 009
               Item 27d - Schedule of Reportable Transactions
                    For the year ended December 31, 1994

(a) Identity of Party                   (b) Description                 (c) Purchase         (d) Selling        (e) Lease
      Involved                              of Asset                       Price                Price             Rental
- ---------------------            -------------------------------    --------------------   ---------------      ----------
Execution Services Inc.          H. J. Heinz Company Common Stock                -                927,524            -
                                                                                                (18 sales)           -

Execution Services Inc.          H. J. Heinz Company Common Stock               65,978                  -            -
                                                                           (1 purchase)

Cantor Fitzgerald & Co. Inc.     H. J. Heinz Company Common Stock             -                   470,015            -
                                                                                                 (4 sales)

Mellon Bank                      EB Temporary Investment Fund                 -                 3,203,108            -
                                                                                                (84 sales)
Mellon Bank                      EB Temporary Investment Fund                3,194,257                  -            -
                                                                        (126 purchases)

Mellon Bank                      H. J. Heinz Company Common Stock            4,487,878
                                             (ESOP)                       (7 purchases)                 -            -

                                  (f)  Expense                       (h) Current Value        (i) Net
(a) Identity of Party             incurred with   (g)  Cost of         of Asset on              Gain
      Involved                     Transaction       Asset           Transaction Date          (Loss)
- ---------------------             -------------  ----------------   ----------------------  ---------------
Execution Services Inc.                $1,429           799,276                 927,524            128,248

Execution Services Inc.                    90            65,978                  65,978                  -

Cantor Fitzgerald & Co. Inc.              603           416,756                 470,015             53,259

Mellon Bank                                 -         3,203,108               3,203,108                  -

Mellon Bank                                 -         3,194,257               3,194,257                  -

Mellon Bank                                 -         4,487,878               4,487,878                  -


                                EXHIBIT INDEX

Exhibits required to be filed by Item 601 of Regulation S-K are listed below and are filed as a part hereof. Documents not designated as being incorporated herein by reference are filed herewith. The paragraph number corresponds to the exhibit number designated in Item 601 of Regulation S-K.

23. The consent of Coopers and Lybrand L.L.P. dated June 22, 1995 is filed herein.